

July 30, 2012

Via E-mail
Joseph Laezza
Glowpoint, Inc.
430 Mountain Avenue
Suite 301
Murray, NJ 07974

> **Re: Glowpoint, Inc.**
> **Form 10-K**
> **Filed March 8, 2012**
> **Schedule 14A**
> **Filed April 12, 2012**
> **File No. 001-35376**

Dear Mr. Laezza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that throughout your filing you rely on marketing language to describe your business. For example, you refer to yourself as the only "pure play" service provider in the video space and a "go-to" service provider. In your future filings, please eliminate the use of marketing language in your periodic filings or, alternatively, define the terms and explain how they are relevant to your business and investors.

Business, page 1

2. We note that your services can be private labeled by other service providers. In future filings, please expand your disclosure on this aspect of your business to identify the aggregate number of customer that utilize your services on a private label basis and the

percentage of your revenue you derive from your private label and wholesale programs here and in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. In your future filings, please describe the structure and function of your Video Network Operation Centers (VNOCs) and Point-of-Presence (PoPs). In addition, please disclose the locations of each VNOC and Point-of-Presence. To the extent disclosure of each location would be burdensome, please provide information on an aggregate basis based on geographic location (e.g. continent by continent).

4. We note your disclosure the OpenVideo is designed to connect video users all over the world. In your future filings, please revise your disclosure to clarify whether OpenVideo is compatible with other third-party video communications software, including whether your business-to-business services work across platforms or are limited to other OpenVideo users.

Risk Factors, page 9

If our actual liability for sales and use taxes…, page 10

5. We note your disclosure that, historically, you were not properly collecting and remitting taxes and regulatory fees. Please tell us when you discovered this oversight and the steps you have taken to address it. Please confirm that you are now properly collecting and remitting taxes and regulatory fees. In addition, please tells us whether your chief executive officer and chief financial officer considered this failure to collect and remit taxes and regulatory fees when they assessed your internal controls over financial reporting. If so, please tell us how it was considered.

We rely on a limited number of customers…, page 13

6. We note your disclosure that your agreements may be canceled for a material breach or "other reasons outside of our control." In your future filings, please disclose the other reasons your customer agreements may be canceled.

We experience material disconnections…, page 13

7. In your future filings, please expand your disclosure here and in your business section to disclose the material terms of your agreements with your customers, including average duration, termination rights and any disconnection fees payable by customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

8. In future filings, please enhance your MD&A to discuss known trends, demands, commitments, events or uncertainties which have had a material effect on your period-to-period financial condition or results of operations. For example, we note that customer disconnects has a material effect on network services revenue in 2011. However, you do not provide a thorough discussion of how you believe this known trend will affect your revenues or income in future periods. Further, we note that reduced operating expenses have contributed to your increase in net income in 2011. However, you do not discuss specific actions you have taken to reduce expenses or whether this reduction in expenses is expected to continue as a result of structural changes to your operations. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Matters, page 9

9. We note that you only provide compensation disclosure for two named executive officers. Pursuant to Item 402(m)(2), you are required to provide disclosure for your principal executive officer and your two most highly compensated executive officers, other than your PEO, who were serving as executive officers as of the end of the last completed fiscal year, provided, however, that no disclosure need be provided for any executive officer whose total compensation does not exceed $100,000. Please tell us why you provided compensation disclosure for only one named executive officer other than your PEO. We note that, on March 12, 2012, Michael Hubner entered into an Amended and Restated Employment Agreement to serve as your general counsel with an annual salary in excess of $100,000 per year.

10. You state that Messrs. Laezza and Govern are entitled to bonuses based on the achievement of a combination of personal and corporate goals. In future filings, please discuss within this section the quantitative/objective performance targets and threshold levels that the compensation committee set for these bonus payments and the company and named executive officer's, respective, performance relative to such targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director